June 28, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:	Jennifer Angelini
Charles Eastman
Bradley Ecker
Martin James

Re:	Treasure Holdco, Inc.
Draft Registration Statement on Form 10-12G
Submitted on May 8, 2024
CIK No. 0002021031

This letter is submitted on behalf of Treasure Holdco, Inc., a Delaware corporation (“Spinco”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Spinco’s confidential submission of its draft registration statement on Form 10, including as an exhibit thereto the Form S-4 of Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter”), via EDGAR accepted as of May 7, 2024, as set forth in the Staff’s letter dated June 4, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, Spinco confidentially submitted in elesctronic form for nonpublic review its amended draft registration statement on Form 10 (as so amended, the “Draft Registration Statement”), including as exhibit 99.1 thereto a revised draft of Glatfelter’s Form S-4 Registration Statement. (the “Form S-4”), which reflects changes to reflect responses to the Staff’s comments in the Comment Letter.

The Staff’s numbered comments are set forth below, with responses following the comments. Unless otherwise indicated, page references refer to the Form S-4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form S-4.

The responses provided herein are based upon information provided to Bryan Cave Leighton Paisner LLP on behalf of Spinco and Glatfelter.

Exhibit 99.1 to Draft Registration Statement on Form 10-12G

Helpful Information, page 1:

1.	Comment: Please revise to include the definition of “Exchange Ratio” in this section. Additionally revise to quantify the aggregate Merger Consideration, including any needed assumptions.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Helpful Information” on page 2 has been revised.

Questions and Answers, Q: What are the Transactions described in this document?, page 6:

2.	Comment: Please revise your disclosure to quantify the Special Cash Payment that Spinco will pay to Berry, including any needed assumptions and/or a range based on estimated adjustments. Clarify whether this represents the consideration to be received by Berry and, if not, disclose the full consideration that Berry will receive in connection with the transactions here and in your summary section. In this regard, we note disclosure on page 138 that Berry expects to receive approximately $1 billion in consideration.

Response: In response to the Staff’s comment, the disclosure in the sections entitled “Questions and Answers—Q: What are the Transactions described in this document?” and “Summary—The Transactions” on pages 7-9 and 30-31, respectively, have been revised.

3.	Comment: Please add disclosure discussing how Glatfelter shareholders will be affected by the proposals, including how the reverse stock split will impact their holdings and the dilutive effects of the share issuance to Berry shareholders. Add risk factor disclosure regarding the material related risks to shareholders.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Questions and Answers—Q: What are the Transactions described in this document?” on pages 7-9 has been revised.

4.	Comment: We note your disclosure that, based on market conditions prior to closing, Berry will determine whether to distribute Spinco shares by means of a spin-off, an exchange offer, or a combination of both. Please expand the disclosure to discuss the key factors involved in Berry’s decision-making process. Clarify the timing of this determination in relation to the other steps involved in the transactions and discuss whether and how an exchange offer would alter these steps. To the extent there are any advantages or disadvantages to shareholders based on the election by Berry, please include a materially complete discussion of the impact on shareholders.

Response: Berry has determined to distribute Spinco’s shares by way of a spin-off distribution rather than an exchange offer. In response to the Staff’s comment, the disclosures regarding the form of the distribution of Spinco’s shares have been revised throughout the Draft Registration Statement and the Form S-4 to reflect this decision, and references to a potential exchange offer have been deleted.

Questions and Answers, Q: Are there any conditions to the completion of the Transactions?, page 11:

5.	Comment: Please revise disclosure here and in the summary section to identify the conditions that may be waived by either party, specifically addressing whether the receipt of the tax opinions, IRS ruling, and/or solvency opinion may be waived. Discuss any material consequences of such waivers. Additionally disclose when the Berry Board expects to obtain the solvency opinion and whether the opinion will be provided to Glatfelter and its shareholders, either prior to or following the shareholder meeting.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Questions and Answers—Q: Are there any conditions to the completion of the Transactions?” on pages 12-13 and the section entitled “Summary—Key Terms of the RMT Transaction Agreement—Conditions to the Merger” on pages 31-33 have been revised.

Each party may waive the conditions to their respective obligations as described in the disclosure, including receipt of the tax opinion, the IRS ruling, and/or the solvency opinion, to the extent permissible by law. Prior to waiving any condition, the applicable party will consider the consequences of such waiver, which will vary depending on the particular condition and the facts and circumstances surrounding a waiver of such condition. As a result of the number and extent of such circumstances, it is impracticable to address the material consequences of such waivers. Spinco and Glatfelter understand that waiver of a condition could result in a requirement to provide amended disclosure to avoid rendering the disclosure previously provided to Glatfelter shareholders materially misleading, and each party would need to evaluate such consequences as part of any decision to waive a condition. That said, no material impediments to meet such conditions are currently known, and there is no current expectation that any of the conditions would need to be waived.

Interests of Glatfelter’s Directors and Executive Officers in the Transactions, page 39:

6.	Comment: We note disclosure on page 99 that certain Glatfelter senior management employees will be eligible to receive benefits of $14 million in connection with the transactions. Please revise this section to disclose the financial interests of Glatfelter’s directors and executive officers in the transactions. Additionally discuss whether and how such interests were taken into account when approving the transactions.

Response: Glatfelter respectfully advises the Staff that, in the section entitled “The Transactions—Interests of Glatfelter’s Directors and Executive Officers in the Transactions” beginning on page 145, the financial interests of Glatfelter’s directors and executive officers have been described and quantified in detail in narratives and tables. Additionally, on page 146, the disclosure clarifies that the Glatfelter Board was aware of and considered the potential interests, among other matters, in evaluating, negotiating, and reaching the determination to approve the Transaction Documents and the Transactions. Solely for the purposes of the unaudited pro forma condensed combined financial information of the HHNF Business, on page 101 of the Form S-4, Glatfelter and Berry calculated an estimated amount that certain Glatfelter senior management employees will be eligible to receive under the various retention and other benefit programs, described in more detail in the section entitled “The Transactions — Interests of Glatfelter’s Directors and Executive Officers in the Transactions” beginning on page 145, assuming a closing date of April 1, 2024.

Risk Factors, The Glatfelter Bylaws designate the federal District Court for the Middle District of Pennsylvania…, page 64:

7.	Comment: We note that your forum selection provision identifies the federal District Court for the Middle District of Pennsylvania (or if such federal court does not have jurisdiction, any other federal or state court located within the Commonwealth of Pennsylvania) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Risk Factors—The Glatfelter Bylaws designate the federal District Court for the Middle District of Pennsylvania…” on pages 65 and 66, respectively has been revised. The revised risk factor clarifies, among other things, that (i) pursuant to Glatfelter’s Bylaws, the federal District Court for the Middle District of Pennsylvania, or if such federal court does not have jurisdiction, any other federal or state court located within the Commonwealth of Pennsylvania will be the exclusive forum, and (ii) to the extent permitted by law, the exclusive forum clause in Glatfelter’s Bylaws could apply to derivative actions of the type described in risk factor that assert claims under U.S. federal securities laws, including the Securities Act and the Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 95:

8.	Comment: We note the combined financial statements of the HHNF Business (Spinco) are presented on a “carve-out” basis in accordance with GAAP. You further disclose that Spinco considers the financial statements to be a reasonable reflection of the business on a standalone basis. Please tell us what consideration you gave to including a pro forma column for autonomous entity adjustments. Refer to Rule 11-01(a)(7) and 11-02(a)(6)(ii) of Regulation S-X.

Response: In connection with the proposed transaction, Berry will provide certain services on a transitional basis pursuant to the Transition Services Agreement (the “TSA”). While the TSA is still being finalized, the current annual expected cost range for the TSA is $15 million to $20 million. In addition to the TSA, the combined company expects to enter into various contractual agreements, including certain employee agreements, which are expected to result in an estimated incremental cost of $3 million to $6 million.

In addition, these cost estimates were comparable to separate analyses conducted by Berry as part of the evaluation of strategic alternatives for the Spinco business with respect to estimated standalone costs of Spinco. These standalone evaluations, which were performed with the assistance of a third-party advisor, included assessments of both headcount- and non-headcount-related costs, including, but not limited to, areas such as information technology, finance, human resources, legal, sales, marketing, customer services, and operations. These evaluations resulted in an estimated range of $17 million to $22 million in incremental costs to Spinco on a standalone basis.

As the $26 million allocated to general corporate expenses on the face of the Spinco financial statements is within the range of estimated incremental standalone contractual costs of $18 million to $26 million, based on consideration of the estimated costs of agreements that will likely be executed in connection with the transaction as well as separate analyses of the standalone costs, Spinco concluded that no material autonomous entity adjustments were necessary.

9.	Comment: We note your disclosure that Berry will provide certain services on a transitional basis pursuant to the Transition Services Agreement, the duration of which is subject to ongoing discussions but will be for a reasonable agreed-upon term of approximately two years, subject to an extension option. Please tell us if this arrangement is reflected in the Pro Forma financial statements. Please also describe any new contractual arrangements, as a result of the spin-off, with Berry Global or its subsidiaries, if material.

Response: The estimated costs associated with the TSA of $15 million to $20 million, which, as noted, are still being finalized, are consistent with the expenditures included within the $26 million allocated general corporate expenses on the face of the Spinco financial statements. Accordingly, a separate adjustment was not included in the pro forma financial information. In addition, as described in the response to Comment #8, the combined company may execute certain other contractual agreements (e.g., employment agreements), but the estimated effects are not expected to be material.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, Balance Sheet (a), page 99:

10.	Comment: We note the $1,181 Transaction Fee and cash distribution to Berry. Please clarify what portion of this figure is related to the Special Cash Payment. Otherwise, please tell us how the Special Cash Payment is reflected in the pro forma or Spinco historical financial statements.

Response: In response to the Staff’s comment, the disclosure under the heading “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements – Balance Sheet (a)” on page 101 has been revised to split the $1,181 between “Transaction and financing fees” and “Special Cash Payment to Berry.”

Glatfelter’s Converted Historical Financial Information, page 101:

11.	Comment: For each item shown in the Adjustments column, please add an explanatory note that identifies the balance sheet item being adjusted and clearly describes why the adjustment is needed. We note the explanation of the $53 million inventory adjustment but note that similar explanations have not been provided for the other adjustments.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Glatfelter’s Converted Historical Financial Information” on page 103 has been revised to provide descriptions for each adjustment needed in order to reclassify amounts within Glatfelter’s historical financials to Spinco’s line-item financial statement presentation.

Management’s discussion and analysis of financial condition and results of operations of the HHNF Business, Discussion of Results of Operations for Fiscal 2023 Compared to Fiscal 2022, page 105:

12.	Comment: We note your disclosure that Net Sales decline was partially offset by a favorable impact from foreign currency. You also disclose that operating income decreases were partially offset by a decrease in selling, general, and administrative expense. When more than one factor is responsible for the change in an income statement line item, please revise to quantify each of the contributing factors, including any offsetting amounts. Please revise to reflect this guidance throughout your MD&A discussion.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the HHNF Business – Discussion of Results of Operations for Fiscal 2023 Compared to Fiscal 2022” beginning on page 107 has been revised to quantify material offsetting contributing factors throughout the MD&A discussion.

Management’s discussion and analysis of financial condition and results of operations of the HHNF Business, Liquidity and Capital resources, page 108:

13.	Comment: Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Management’s discussion and analysis of financial condition and results of operations of the HHNF Business – Liquidity and Capital Resources” on page 110 has been revised to provide more discussion regarding the negative working capital impacts from global supply chain disruptions in fiscal 2021 and the corresponding normalization in fiscal 2022 and fiscal 2023.

Transactions, Background of the Transactions, page 117:

14.	Comment: We note your disclosure that Glatfelter initiated contact with Berry in July 2023, reviewed other potential counterparties in September and October 2023 and determined these were “unlikely to be actionable in the foreseeable future,” but then contacted four potential counterparties in January 2024, each of which declined to pursue a strategic transaction with Glatfelter by February 2024. Please revise to discuss the Board’s decision-making process, including the reasons why Berry was originally contacted as the sole counterparty and other potential counterparties were not contacted until later in the process. Additionally clarify whether the potential counterparty that was asked to submit a nonbinding proposal did or did not submit a proposal and, if so, discuss the material terms and how the Board evaluated the proposal.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Background of the Transactions” on page 123 has been revised.

15.	Comment: We note your disclosure that a party contacted Glatfelter in March 2024 stating it would like to submit an offer for a potential all-cash acquisition, and the Board determined the communication “did not provide a basis for any discussions.” Please revise to further elaborate on the Board’s reasons for not pursuing discussions with such party, for instance to determine the “potential purchase price or additional details as to the parameters or viability of such potential alternative transaction” lacking in the communication. Additionally disclose whether the Board provided notice to Berry of a Glatfelter Acquisition Proposal as described on page 172.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Background of the Transactions” on pages 128 and 129, respectively, has been revised.

16.	Comment: Please revise disclosure in this section to more clearly and fully describe negotiations relating to material terms of the transactions, including the consideration, financing, minimum cash amount, minimum net working capital, assets and liabilities comprising the HHNF Business, and solvency opinion. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counterproposals), and how you reached agreement on the final terms. Additionally describe the amendments to the Spinco Commitment Letter referenced on page 176.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Background of the Transactions” on page 123, 126, 127, and 128, respectively has been revised.

The Transactions, Recommendation of the Glatfelter Board, page 125:

17.	Comment: Please revise to describe whether the board took the consideration to be paid to Berry into account in recommending the transactions and, if not, why not. Additionally clarify the meaning of “the premium and significant value that would accrue to Glatfelter’s shareholders under Berry’s proposal” referenced on page 121, including whether this takes into account potential dilution resulting from the transactions, and discuss whether and how the Board considered this factor.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Recommendation of the Glatfelter Board; Glatfelter’s Reasons for the Transactions” on page 132 has been revised.

The Transactions, Prospective Financial Information, Adjusted HHNF Projections, page 136:

18.	Comment: Please revise to disclose the material assumptions upon which this prospective financial information is based, and to discuss the adjustments made by Glatfelter’s management.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Prospective Financial Information” on pages 139-142 has been revised.

The Transactions, Ownership of Surviving Entity Following the Transactions, page 139:

19.	Comment: Please revise to disclose the beneficial ownership of the combined company shares after completion of the transactions. Additionally revise the tables on pages 225 and 228 to add a column showing beneficial ownership of the Glatfelter and Berry shares after completion of the transactions.

Response: In response to the Staff’s comment, the disclosure in the sections entitled “Certain Beneficial Owners of Glatfelter Capital Stock” and “Certain Beneficial Owners of Berry Capital Stock” on pages 230-234 has been revised and a new section entitled “Certain Beneficial Owners of the Combined Company Capital Stock” on pages 235-237 has been added. Berry and Glatfelter respectfully advise the Staff that the additional tabular information called for by the second part of the Staff’s comment is addressed in the new section entitled “Certain Beneficial Owners of the Combined Company Capital Stock” on pages 235-237.

The Transactions, Liquidity and Capital Resources Following the Transactions, page 151:

20.	Comment: Please revise the disclosure in this section, and elsewhere as appropriate, to discuss the Minimum Cash Amount and the net working capital provisions described on page 192. Additionally discuss the solvency opinion and how this relates to your expected liquidity and capital resources following the transactions.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Liquidity and Capital Resources Following the Transactions” on page 155 has been revised.

Debt Financing, page 197:

21.	Comment: Please revise to disclose material terms of the Spinco Commitment Letter, including without limitation the lenders and “customary closing conditions.” Additionally file the Spinco Commitment Letter as an exhibit to your registration statement, or advise.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Debt Financing” on pages 201-202 has been revised. Berry respectfully advises the Staff that it does not intend to file the Spinco Commitment Letter but instead will file the definitive agreements contemplated by the Spinco Commitment Letter at the time they are entered into, which Berry and Glatfelter expect to occur at closing.

Material U.S. Federal Income Tax Consequences, page 204:

22.	Comment: We note that the distribution and merger are intended to be non-taxable. Please revise the tax disclosure so that it is consistent with your receipt of tax opinions, discloses counsel’s opinions on the material tax consequences, and does not assume the legal conclusions that the Spinco Distribution will qualify as a tax-free distribution under Section 355 of the Code and the merger will qualify as a “reorganization” under Section 368(a) of the Code.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Material U.S. Federal Income Tax Consequences” on pages 209-213 has been revised.

Annex A – RMT Transaction Agreement, Section 8.19 – Financing, page A-62:

23.	Comment: Please disclose, wherever applicable, the details of the Project Grape Commitment Letter, including the effects, if any, the Letter has on the Spinco Financing or the Permanent Financing.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Debt Financing” on pages 201-202 has been revised. Berry respectfully advises the Staff that the Grape Commitment Letter referenced in the RMT Agreement is the same commitment letter as the Spinco Commitment Letter, which, as disclosed, documents the financing that will happen at closing if Glatfelter does not exercise its right to replace the Spinco Financing with the Permanent Financing.

Exhibits:

24.	Comment: Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to the registration statement on Form S-4, including those to be assigned to the combined company or to which the combined company will otherwise succeed following the transactions. In this regard, we note references to the financing agreements, transition services agreement, intellectual property agreement, data rights agreement, and 2024 Omnibus Incentive Plan, in addition to various employment agreements and incentive programs.

Response: In response to the Staff’s comment, the exhibit list has been updated to include certain material contracts, including the form of the TSA. Glatfelter respectfully advises the Staff that additional material agreements, other than those that were executed at the time of entry into the Transactions, are not expected to be entered into until the consummation of the transactions following effectiveness of the Form S-4. Glatfelter advises the Staff that it will file final forms of such agreements in accordance with Item 601 of Regulation S-K in its periodic reporting following the closing of the Transactions.

25.	Comment: We note you intend to file the form of preliminary proxy card as Exhibit 99.4. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: In response to the Staff’s comment, the proxy card will be included as an appendix to the Form S-4.

26.	Comment: Please revise the exhibit index of your Form 10 and Glatfelter’s Form S-4 to include active hyperlinks to each exhibit, as required by Item 601(a)(2) of Regulation S-K.

Response: We respectfully advise the Staff that the EDGAR system does not allow exhibit hyperlinks in DRS submissions. Spinco and Glatfelter will include active hyperlinks in the first public filing of Spinco’s Form 10 and Glatfelter’s Form S-4.

General:

27.	Comment: Please revise your cross-reference sheet to specifically incorporate by reference information related to Berry Global, Spinco, their respective subsidiaries or the HHNF business, and the transactions that is contained within the Form S-4 filed as Exhibit 99.1. Include, without limitation, the following sections: “Questions and Answers about the Transactions,” “Summary,” “Adjusted HHNF Projections,” “Berry’s Reasons for the Transactions,” “Non-GAAP Financial Measures,” “The Transactions,” “The RMT Transaction Agreement,” “The Separation and Distribution Agreement,” “Other Agreements Related to the Transactions,” “Material U.S. Federal Income Tax Consequences,” “Legal Matters,” and “Experts.”

Response: In response to the Staff’s comment, the cross-reference sheet in the Draft Registration Statement has been revised to specifically incorporate by reference information related to Berry Global, Spinco, their respective subsidiaries or the HHNF business, as applicable, and the transactions that are contained within the Form S-4.

28.	Comment: Please provide an analysis as to Glatfelter’s eligibility to incorporate information by reference pursuant to General Instruction B.1 of Form S-4, or revise to include the disclosure required by Item 14 of Form S-4.

Response: Glatfelter respectfully advises the Staff that as of filing of the Draft Registration Statement on May 7, 2024, Glatfelter’s share price on March 8, 2024, was $2.12, which produced an aggregate market value of the voting and non-voting common equity held by non-affiliates sufficient to meet the threshold specified by General Instruction I.B.1 of Form S-3. Glatfelter acknowledges that since then the share price of Glatfelter’s common stock has reduced. Given the already substantial disclosure in the Form S-4, the ongoing periodic reporting of Glatfelter, and the understanding that the combined company will result in a registrant with 90% greater public float than Glatfelter alone, and where the shareholders of Glatfelter and the stockholders of Berry routinely receive information via public filings on EDGAR, Glatfelter respectfully requests the Staff’s permission to incorporate by reference the information required in accordance with General Instruction B.1 and Items 10 and 11 of Form S-4.

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If you have any questions or comments concerning this letter or require any additional information, please do not hesitate to contact me at (303) 866-0238 (tyler.mark@bclplaw.com) or my partner Eliot Robinson (404) 572-6785 (eliot.robinson@bclplaw.com).

Sincerely,

/s/ Tyler Mark

Tyler Mark

Cc:	Jason K. Greene, Berry Global Group, Inc.
Eliot Robinson, Bryan Cave Leighton Paisner LLP
Jill L. Urey, Glatfelter Corporation
Jonathan B. Newton, King & Spalding LLP
Trevor Pinkerton, King & Spalding LLP